UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SP Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78468K 106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78468K 106

1.	Names of Reporting Persons. SharePlus Federal Bank Employee Stock Ownership Plan Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 138,000
	7.	Sole Dispositive Power 138,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%*
12.	Type of Reporting Person (See Instructions) EP

*	The calculation of the foregoing percentage is based on 1,567,950 shares of common stock outstanding as of November 4, 2013, as reported in the quarterly report on Form 10-Q for the period ended September 30, 2013 of SP Bancorp, Inc., filed with the Securities and Exchange Commission on November 6, 2013.

Item 1.

(a)	Name of Issuer

SP Bancorp, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

5224 West Plano Parkway

Plano, Texas 75093

Item 2.

(a)	Name of Person Filing

SharePlus Federal Bank Employee Stock Ownership Plan Trust (the “ESOP”)

Trustee: Arturo Campos and Jean Rankin (the “Trustee”)

(b)	Address of Principal Business Office or, if none, Residence

5224 West Plano Parkway

Plano, Texas 75093

(c)	Citizenship

See Item 4 on the cover page hereto.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number

78468K 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of class: See Item 11 of the cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the cover page hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the cover page hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page hereto.

The ESOP is administered by an ESOP Committee (the “ESOP Committee”) and its assets are held in trust by the Trustee. The 138,000 shares of Common Stock listed as beneficially owned represents shares of Common Stock held by the ESOP as of December 31, 2013, and consists of: (i) 18,652 shares that had been allocated to individual accounts established for participating employees and their beneficiaries, and (ii) 119,348 shares which were held, unallocated, for allocation in future years. Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of Common Stock allocated to their respective ESOP accounts. The ESOP, through the Trustee, has shared voting power over unallocated shares of Common Stock, allocated shares of Common Stock for which no voting instructions have been received and shares of Common Stock for which participants have voted to abstain and is generally required to vote such shares in the same proportions as it votes the allocated shares of Common Stock for which it has received voting instructions from participants. Investment decisions for the ESOP are made at the direction of the ESOP Committee and, therefore, the ESOP has sole dispositive power over all shares of Common Stock held by the ESOP.

In limited circumstances, the Trustee may be deemed under applicable regulations to “beneficially” own the 138,000 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5% on Behalf of Another Person.

Dividends paid on shares of Common Stock and attributable to shares allocated to ESOP participants’ accounts may be distributed to such participants as directed by the Issuer in accordance with the terms of the ESOP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHAREPLUS FEDERAL BANK EMPLOYEE STOCK OWNERSHIP PLAN TRUST

Date: February 12, 2014	By:	/s/ Arturo Campos
Name: Arturo Campos
Title: Trustee

	By:	/s/ Jean Rankin
Name: Jean Rankin
Title: Trustee